UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-18272
CUSIP NUMBER:	169450 103

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	December 31, 2009

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

FAR VISTA INTERACTIVE CORP.
Full Name of Registrant

Former Name if Applicable

365 Simon Fraser Cres.
Address of Principal Executive Office (Street and Number)

Saskatooon, Saskatchewan S7H 3T5
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the period ended December 31, 2009 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.  The Registrant’s independent auditors will also not be able to complete their review of the financial statements prior to March 31, 2010.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	RICHARD BUCKLEY	306	230-3288
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
The Company has not had any revenues since inception, February 21, 2008, through to the end of the current fiscal year, December 31, 2009.

It is expected that the Company’s total operating expenses will be approximately $545,000 for this current twelve month period compared to $611,533 for the partial (approximately 10.5 months) year ending December 31, 2008.  This decrease in expenses in the current year was almost entirely attributable to a decrease in Research & Development costs to approximately $133,000 from $542,411 (2008), a result of a reduction in expenditures on software development due to a decrease in available capital.  This decrease was offset by an increase in General & Administrative expenses to approximately $58,500 from $15,478 (2008). Furthermore, Consulting Fees and Investor Relationship & Marketing costs increased to approximately $101,500 and $197,500 respectively, from $NIL in the prior fiscal year.  This ensued as a result of the Company expending greater amounts on market development efforts for its products, as well as to raise awareness of the Company.

FAR VISTA INTERACTIVE CORP.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2010	By:	/s/ Richard Buckley
		Name:	Richard Buckley
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).